SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Heritage Financial Group

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

42725U 10 9

(CUSIP Number)

Marianne E. Roche
Martin L. Meyrowitz, P.C.
Silver, Freedman & Taff, L.L.P.
1700 Wisconsin Avenue, N.W.
Washington, D.C. 2000
(202) 295-4500

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

June 29, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

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SCHEDULE 13D

CUSIP No. 42725U 10 9	Page 2 of 7 Pages

	1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Heritage, MHC

	2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)

	3.	SEC USE ONLY

	4.	SOURCE OF FUNDS 00

	5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) N/A

	6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7.	SOLE VOTING POWER 7,868,875

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 7,868,875

	10.	SHARED DISPOSITIVE POWER 0

	11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,868,875 shares

	12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.0%

	14.	TYPE OF REPORTING PERSON HC

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SCHEDULE 13D

CUSIP No. 42725U 10 9	Page 3 of 7 Pages

Item 1.   Security and Issuer

            This Schedule 13D relates to shares of common stock, par value $0.01 per share ("Common Stock"), of Heritage Financial Group, a federal stock corporation ("Company"), whose principal executive offices are located at 310 West Ogelthorpe Boulevard, Albany, Georgia 31701.

Item 2.   Identity and Background

            (a)-(b)-(c) This Schedule 13D is filed on behalf of Heritage, MHC, a federally chartered mutual holding company ("MHC"). MHC's principal business is to hold at least a majority of the Company's shares of Common Stock. The business address of MHC is 310 West Ogelthorpe Boulevard, Albany, Georgia 31701.

            Pursuant to General Instruction C of Schedule 13D, information is being provided with respect to the executive officers and directors (collectively, "Insiders") of MHC, the Company and the Company's wholly owned subsidiary, HeritageBank of the South ("Bank"). The business address of each of these individuals for purposes of this filing is c/o Heritage Financial Group, 310 West Ogelthorpe Boulevard, Albany, Georgia 31701.

Name	Principal Occupation
Antone D. Lehr	Chairman of the Board of MHC, the Company and the Bank; retired.

Joseph C. Burger, Jr.	Vice Chairman of the Board of MHC, the Company and the Bank; retired.

O. Leonard Dorminey	President, Chief Executive Officer and Director of MHC and the Company; Chief Executive Officer and Director of Bank.

Carol W. Slappey	Director of MHC and the Company; President and Director of Bank.

Tammy W. Burdette	Executive Vice President, Chief Financial Officer and Director of MHC and Bank; Executive Vice President, Chief Financial Officer and Director of the Company.

Douglas J. McGinley	Director of the Company and Bank; Jail Director in Dougherty County Sheriff's Office.

James K. Land	Director of Bank; Planning Manager of Coats and Clarke.

James L. Stanley	Director of the Company and Bank; Senior Magistrate Judge in Lee County, Georgia.

Charles O. Williams	Director of Bank; retired.

O. Mitchell Smith	Executive Vice President and Senior credit Officer of the Compnay and Bank.

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SCHEDULE 13D

CUSIP No. 42725U 10 9	Page 4 of 7 Pages

            (d) During the last five years, neither MHC nor any of the Insiders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the last five years, neither MHC nor any of the Insiders has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) All of the Insiders are U.S. citizens.

Item 3.   Source and Amount of Funds or Other Consideration

            MHC was formed in February 2002 for the purpose of being the mutual holding company of the Company and the Bank. The Company was formed in February 2002 for the purpose of being the stock holding company of the Bank. From February 2002 to June 29, 2004, MHC owned 1,000 shares or 100% of the Company's Common Stock. The Company adopted a Stock Issuance Plan and became a public company under the Securities Exchange Act of 1934 on May 16, 2005, when its registration statement under the Securities Act of 1933 was declared effective. On June 29, 2005, the Company sold 3,372,375 shares of Common Stock in a minority public offering. In accordance with its stock Issuance Plan and applicable federal law, the Company issued another 7,867,875 shares of Common Stock were issued to MHC at no cost to MHC. Immediately after that offering, MHC owned 70.0% of the outstanding shares of Common Stock.

            Insiders and their affiliates purchased shares of Common Stock in the minority public offering in the Mutual Holding Company Reorganization and have acquired additional shares since then. These shares purchased by Insiders were purchased using their personal funds. The Insiders report these acquisitions on their own individual Forms 3 and 4.

Item 4.   Purpose of Transaction

            The primary purpose of the creation of MHC and the Company was to establish a structure that would enable the Bank to compete and expand more effectively in the financial services marketplace, and that would enable the Bank's depositors, employees, management and directors to obtain an equity ownership interest in the Bank through their ownership interests in the Company. The mutual holding company structure permitted the Company to sell capital stock, which is a source of capital not available to a mutual savings institution. The transaction gave the Bank and the Company greater flexibility to structure and finance the expansion of operations and to diversify into other financial services.

            The Company initiated the minority public offering to raise additional capital to support future growth, attract qualified management and support possible acquisitions. Because the Company issued only 30% of the Common Stock to the public and the MHC owns the remaining 70% of the outstanding shares of Common Stock, the Bank's ability to remain an independent savings bank and to provide community-related financial services is expected to be preserved.

            The Insiders acquired shares of Common Stock for their personal investment.

            In the future, MHC and/or Insiders may acquire or decide to purchase additional shares of Common Stock (or other securities of the Company) or decide to sell or transfer their shares of Common Stock. Any such determination will depend on a number of factors, including market prices, the Company's prospects, alternative investments, applicable laws requiring increases in ownership for MHC and restrictions on transaction under applicable securities laws.

            While the MHC and Insiders intend to exercise their rights as stockholders, neither the MHC nor any of the Insiders (other than in his or her role as an executive officers and/or director of the Company and/or the Bank) has, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving NEXT PAGE

SCHEDULE 13D

CUSIP No. 42725U 10 9	Page 5 of 7 Pages

the Company or any of its subsidiaries; c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. At any time, or from time to time, MHC and/or any of the Insiders may review, reconsider or change their position or plans with respect to these matters.

Item 5.   Interest in Securities of the Issuer

            (a)-(b) As of the date of this Schedule 13D, MHC directly and beneficially owned 7,867,875 shares of the Common Stock, which represented 70.0% of the issued and outstanding shares. MHC has sole voting and dispositive power over those 7,867,875 shares.

            The following table sets forth information with respect to the shares of Common Stock beneficially owned by Insiders as of the date of this Schedule 13D.

Name	No. of Shares Beneficially Owned	% of Outstanding Common Stock
Antone D. Lehr (1)	20,900.19%
Joseph C. Burger, Jr. (2)	20,000.19%
O. Leonard Dorminey (3)	30,587.27%
Carol W. Slappey (4)	16,000.14%
Tammy W. Burdette (5)	11,998.11%
Douglas J. McGinley	10,000.09%
James K. Land	10,000.09%
James L. Stanley	7,500.07%
Charles O. Williams	2,000.02%
O. Mitchell Smith	5,000.04%

____________
(1)	Mr. Lehr shares voting and dispositive power for 10,900 shares with his spouse.
(2)	Mr. Burger shares voting and dispositive power for 10,000 shares with his spouse.
(3)	Mr. Dorminey acquired 6,935 shares through the Company's 401(k) plan. He shares voting and dispositive power for 10,000 shares with his spouse, 2,500 shares with his son, 2,500 shares with his daughter and 562 shares with a business partner.
(4)	Ms. Slappey acquired 2,755 shares through the Company's 401(k) plan. She shares voting and dispositive power for 3,820 shares with his spouse.
(5)	Ms. Burdette acquired 5,998 shares through the Company's 401(k) plan. She shares voting and dispositive power for 1,000 shares each with her two sons.

            (c) Neither the MHC nor any Insider has effected any transaction in the Common Stock within the 60 days preceding the date of this Schedule 13D.

            (d) Not applicable.

            (e) Not applicable.

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SCHEDULE 13D

CUSIP No. 42725U 10 9	Page 6 of 7 Pages

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            As of the date of this Schedule 13D, neither the MHC nor any of the Insiders is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7.   Material to be Filed as Exhibits

            None

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SCHEDULE 13D

CUSIP No. 42725U 10 9	Page 7 of 7 Pages

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 28, 2005	/s/ Tammy W. Burdette Tammy W. Burdette Executive Vice President and Chief Financial Officer

END